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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                               November 19, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.
                   CHANGE IN THE COMPANY'S MAJOR SHAREHOLDERS

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
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1. Details of the change to the Company's major shareholders upon new share issuance
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    A. Before the change   Name of the largest shareholder and/or           Dacom and 6 other shareholders listed below
                           major shareholders
                           ---------------------------------------------------------------------------------------------------------
                           - Number of shares owned                                                                    38,767,621
                           ---------------------------------------------------------------------------------------------------------
                           - Stake (%)                                                                                      13.88
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    B. After the change    Name of the largest shareholder and/or                AIF II NT, Ltd. and 1 shareholder
                           major shareholders
                           ---------------------------------------------------------------------------------------------------------
                           - Number of shares owned                                                                    63,178,125
                           ---------------------------------------------------------------------------------------------------------
                           - Stake (%)                                                                                      13.67
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2. Ground for change                                                 Change to the largest shareholder due to new share issuance
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3. Date of the change confirmed                                                              November 18, 2003
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4. Others                  - The name  of the Company's largest shareholder and the number of shares owned by such shareholder before the new share issuance hereto is based on the Company's shareholder register closed on
                           September 16, 2003 for the Company's extraordinary shareholders' meeting. The number of shares before the new share issuance exclude the shares owned by LG Securities pursuant to the Company's local filing on October 30, 2003.  The percentage of stake before the new share issuance is based on the Company's total outstanding shares (279,322,680 shares) before the new share issuance.

                           - The number of shares and the percentage of stake after the new share issuance is based on the Company's total outstanding shares after the new share issuance, which is 462,135,180 shares, including the number of shares that exceed the 49% foreign ownership limit set by Telecommunications Business Law of Korea.
                           The shares that exceed the limit shall not have voting rights until the Company's foreign ownership falls below 49%.

                           - Upon the completion of the new share issuance, the Company's largest shareholder changed.
                           * New largest shareholder after the new share issuance : AIF NT, Ltd. (relationship to Hanaro : N/A)
                           * Objective of subscription/financing method : management control over Hanaro/financing by forming an investment consortium

                           * Composition of management after the new share issuance : Conditional upon the deal closing on
                           October 21, 2003, the Company's 8 directors resigned, 2 non-standing directors and 3 outside directors were newly nominated, and 2 outside directors were re-nominated at the Company's October 21 Extraordinary
                           Shareholder Meeting.

                           - For more detailed information on the shares that exceed the 49% limit, please see below.
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[Hanaro's New Major Shareholders]
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
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    Name                 Relationship                  Before                     After
                                               -------------------------------------------------------------------------------------
                                                  Shares     Stake (%)      Shares      Stake (%)           Remark
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
Dacom            largest shareholder before    19,754,656       7.07      19,754,656      4.27                -
                 the new share issuance
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LG Corporation   Special party to the          11,175,047       4.00      11,175,047      2.42                -
                 largest shareholder before
                 the new share issuance
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LG Telecom       Special party to the largest  5,397,574        1.93       5,397,574      1.17                -
                 shareholder before the new
                 share issuance
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Boomin Savings   Special party to the largest     22,500        0.01          22,500      0.00                -
                 shareholder before the new
                 share issuance
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Bon Yup Koo      Special party to the largest  1,862,216        0.67       1,862,216      0.40                -
                 shareholder before the new
                 share issuance
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Bon Sang Koo     Special party to the largest    278,004        0.10         278,004      0.06                -
                 shareholder before the new
                 share issuance
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Wan Ku Hur       Special party to the largest    277,624        0.10         277,624      0.06                -
                 shareholder before the new
                 share issuance
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AIF II NT, Ltd.  New largest shareholder after      -            -        29,448,941      6.37         within the 49% foreign
                 the new share issuance                                                                ownership limit
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AIF II NT, Ltd.  New largest shareholder after      -            -         9,007,309      2.34         over the 49% foreign
                 the new share issuance                                                                ownership limit
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AOF NT, Ltd.     Special party to the largest       -            -        22,920,413      4.96         within the 49% foreign
                 shareholder after the new                                                             ownership limit
                 share issuance
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AOF NT, Ltd.     Special party to the largest       -            -         1,801,462      1.95         over the 49% foreign
                 shareholder after the new                                                             ownership limit
                 share issuance
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